Corso Giacomo Matteotti, 8
20121 Milano
Italy
Tel: +39.02.3046.2000 Fax: +39.02.3046.2001
www.lw.com

LATHAM & WATKINS LLP

FIRM / AFFILIATE OFFICES
Barcelona, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Madrid, Milan, Moscow, Munich, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Shanghai, Silicon Valley, Singapore, Tokyo, Washington, D.C.

November 29, 200[redacted]

File No. 82-34652

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Ladies and Gentlemen,

De' Longhi S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release dated November 13, 2007, announcing the results for the first nine months of 2007;
- Press Release dated October 24, 2007, regarding inaccurate information contained in the article entitled "*Philips verso De' Longhi*" published in the newspaper "*Il Sole 24 Ore*";
- Press Release dated September 12, 2007, announcing the results for the first six months of 2007;
- Press Release dated July 19, 2007, announcing the preliminary results for the first six months of 2007;
- Press Release dated July 12, 2007, announcing: (i) the appointment of Dario Melò as Chief Executive Officer of De' Longhi Appliances S.r.l., (ii) the resignation of Mr. Melò from the board of directors of De' Longhi and (iii) the appointment of Silvia de' Longhi to the board of directors of De' Longhi to replace Mr. Melò;
- Press Release dated June 5, 2007, regarding the reorganization of the De' Longhi group companies;
- Press Release dated May 14, 2007, announcing the results for the first three months of 2007; and

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- Press Release dated April 19, 2007, regarding a fire at De' Longhi's Treviso headquarters.

In addition, De' Longhi has published the documentation listed below on its website. No English translations, versions or summaries of such documents have been prepared by De' Longhi. As a result, only a brief description of such documentation is furnished.

- Press Release dated November 5, 2007, regarding the *RAEE Directive* (governing the responsibility for the disposal of electric and electronic appliances) and the measures taken by De' Longhi to comply with such directive (Italian language);

- Supplement to the press release dated March 16, 2007 regarding the dividend payment date (May 4, 2007) and the reclassified income statement and balance sheet for the year ended December 31, 2006 (Italian language); and

- Press Release dated April 18, 2007, regarding the shareholders' meeting in which the shareholders approved, among other things, the balance sheets for the financial year 2006 (Italian language).

Further, De' Longhi has filed the documentation listed below with CONSOB (*Commissione Nazionale per la Società e la Borsa*), the Italian authority responsible for regulating the Italian securities market and Borsa Italiana, the Italian stock exchange. No English translations, versions or summaries of such documents have been prepared by De' Longhi. As a result, only a brief description of such documentation is furnished.

- Filing with CONSOB (undated) announcing that De' Longhi financial statements for the first nine months of 2007 have been filed with Borsa Italiana S.p.A. and are available on the De' Longhi website;

- Filing with CONSOB on August 13, 2007 giving notice that De' Longhi will exercise its right under applicable law to not publish quarterly financial statements for the three months ended June 30, 2007, but that financial statements for the six months ended June 30, 2007 will be made publicly available;

- Filing with CONSOB on July 17, 2007 of Form 100 setting forth the composition of the board of directors of De' Longhi;

- Filing with CONSOB on July 16, 2007 announcing the filing of a disclosure document related to the "Household" branch of the De' Longhi group with Borsa Italiana S.p.A. and the availability of same on the De' Longhi website;

- Filing with CONSOB and Press Release dated July 2, 2007, regarding the reorganization of the De' Longhi group companies and the execution of certain documents to enact same (Italian language);

- Filing with CONSOB and Press Release dated June 21, 2007, regarding the approval by the board of directors of certain changes to the De' Longhi by-laws to bring such by-laws into compliance with recent legislation (Italian language);

- Filing with CONSOB on Annex 6 disclosing certain transactions in De' Longhi common stock by Silvio Sartori (member of the De' Longhi board of directors) on May 22, 2007;

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- Filing with CONSOB on Annex 6 disclosing certain transactions in De' Longhi common stock by Silvio Sartori (member of the De' Longhi board of directors) on May 18 and 21, 2007;

- Filing with CONSOB on May 7, 2007 announcing that the De' Longhi board of directors will meet on May 14, 2007 to approve the financial statements for the first quarter of 2007; and

- Filing with CONSOB on March 22, 2007 of the notice published in the Italian newspaper "*Milano Finanza*" on March 1, 2007 regarding the convocation of the shareholders' meeting of De' Longhi on April 18, 2007.

Please feel free to call me at 011-44-20-7710-1000 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino (by S. Shaw)

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Antonio Checchini
of De' Longhi S.p.A.

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PRESS RELEASE

Treviso, November 13, 2007

DE' LONGHI SpA: the Board of Directors approves the third quarter 2007 consolidated results, as at September 30, 2007: in the first nine months of the year revenues progress by 10.8% and Ebitda (before non recurring items) by 40.6% (or +2.2 percentage points of margin).

Third quarter July 1st - September 30, 2007

- consolidated revenues of the third quarter 2007 growing by 11.2% year on year (from € 342.6 M to € 381 M);
- EBITDA reaches € 47.5 M before non recurring items (i.e. 12.5% of revenues vs. 10.4% of third quarter 2006) and € 45.5 M after no recurring items (11.9% of revenues vs. 10.5% in Q3 2006);
- EBIT amounts to € 35.5 M (9.3% of revenues, increasing by 34.5% on Q3 2006).

Nine months January 1st - September 30, 2007

- consolidated revenues increasing by 10.8% to € 1017.6 million (they were € 918.8 M in the same period of 2006);
- gross profit amounts to € 395.6 M and grows both in absolute value (+14.9%) and as a percentage of net revenues (from 37.5% to 38.9%);
- EBITDA shows a progression of 40.6% before non recurring items, (thus reaching € 105 M, or 10.3% of revenues, that is +2.2 percentage points of margin) and of 25.7% after non recurring items (€ 97.3 M or 9.6% of revenues, that is +1.2 percentage points of margin);
- EBIT amounts to € 68.2 M (6.7% of revenues), thus improving by 40.1% (€ 48.7 M in the first nine months of 2006, or 5.3% of revenues);
- the net profit is € 20.3 M (it's € 34 M before tax) which compares with the net profit of € 7.2 M in 2006 (but excluding in 2006 the € 25.1 M extraordinary gain deriving from the sale of Elba);
- the net financial position is negative for € 419.7 million, down by € 23 M since the same date of 2006 (€ 396.6 M), as a consequence of the working capital absorption related to the strong growth, the

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consolidation of RC group (with total impact of € 42 million), other minor acquisitions of participations totalling € 11.2 M, partly compensated by higher sales of receivables without recourse of € 30 M. The net financial position as at December 31, 2006 amounted to € -314.6 million.

* * * * *

The third quarter results.

The Board of Directors of De' Longhi S.p.A. approved the results of the third quarter 2007 today.

The results highlight a strong progression of revenues and, above all, of profitability, despite an economic scenario addressing strong pressure from raw materials' prices.

Consolidated revenues amount to € 1017.6 million in the first nine months (+10.8% vs. the € 918.8 M of 2006) and benefit from a very positive third quarter (€ 381 M), which shows a growth of 11.2% against the same quarter of 2006. Such performance absorbs the negative impact of the Euro appreciation versus all the main currencies of export (such impact being quantified in 1.9% of lower growth) and the temporary loss of production capacity due to the fire that destroyed the 35,000 square meters plant in Treviso last April.

Together with the growth of revenues, the gross profit improved as well, increasing from 37.5% to 38.9% of revenues (from € 344.4 M to € 395.6 M), thanks to the product mix and to the benefits of the US Dollar depreciation on the cost of goods. In the quarter, the improvement of the gross profit was 1.9 percentage points of revenues (that is from € 124.4 to € 145.5 million).

This higher profitability acts as an operating leverage to obtain an EBITDA, before non recurring items, that improves by 2.2 percentage points of revenues (from 8.1% to 10.3%), increasing from € 74.7 M to € 105 M (+40.6% year-on-year). Similar performance was shown in the quarter, with an EBITDA, before non recurring items, improving from € 35.6 M to € 47.5 M (from 10.4% to 12.5% of revenues).

The non recurring charges, amounting to € 7.7 M, are due, for € 5.5 M, to the fire of last April. Net of these charges, the consolidated EBITDA stands at € 97.3 million (or 9.6% of revenues, vs. 8.4% in 2006), thus growing by 25.7% from € 77.4 M of 2006.

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The changes in the consolidation perimeter between 2006 and 2007 do not substantially impact on profitability dynamics: on a pro-forma basis (i.e. at a comparable consolidation perimeter, by excluding Elba in 2006 and excluding the participations acquisitions in 2007 - RC, Top Clima and Kenwood Swiss) the improvement of EBITDA before non recurring items - as a percentage of revenues - is 2.3 percentage points.

EBIT amounts to € 68.2 M (+40.1%, i.e. the 6.7% of revenues) vs. € 48.7 M in 2006 (or 5.3% of revenues).

Despite the increase in interest rates, the financial charges (€ 32.9 million) are decreasing in respect to those of 2006 (€ 34.9 M), thanks to the reduction of the average debt stock in the reference period, to exchange rates gains and to efficiencies in cost of funding.

The net profit (after taxes for € 13.7 M) amounts to € 20.3 million - of which € 19.9 M are pertaining to the Group - which compares with € 7.2 M in 2006 (if we exclude the € 25.1 M gain from the sale of Elba).

The contribution of the two divisions *Household* and *Professional* to the a.m. results is positive: the first one shows a more moderate growth (+2.5% to 737.7 M, but it's +5.1% at constant consolidation perimeter, without Elba in 2006 and Kenwood Swiss in 2007) but provides a stronger support to the profitability improvement, with an EBITDA of € 70 M, which increases from 7.2 to 9.5% of the division's revenues (before non recurring items).
The *Professional* division increases the revenues by 38.4% (+17.3% on a proforma basis) from € 217.4 to € 300.9 million and obtains an improvement in EBITDA from € 23.1 M to € 35.1 M before non recurring items (from 10.6% to 11.7% of revenues).

The markets diversification provided a significant contribute to the revenues and margins improvement, in a time when the inflationary pressure due to the prices of raw materials and the crisis attaining some financial sectors may impact on the consumption dynamics in some of the main markets. The Group's sales were satisfactory in the whole Europe (Germany above all), in Russia and other Eastern Europe countries, in Canada and in Australia and New Zealand. Sales in the USA and Japan are still suffering (though in Japan sales expressed in local currency are growing).

As regards product families, good performances are coming from coffee machines and food processors, air conditioning and the whole professional division. On the other hand, it was not a positive winter season for electric heating (winter 2006/07), while there are no indications for the winter 2007/08 yet.

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The net financial position is decreasing by € 23 million in the 12 months rolling (Sept. 2006 - Sept. 2007), from € -396.6 M to -419.7 M. The main impacts were coming from the acquisitions of RC Group (€ 42 M) and other minor participations (€ 11.2 M) and from the absorption of working capital related to the revenues strong growth, partly compensated by € 30 M higher sales of receivables on a non recourse basis.
In the first 9 months of 2007, the net financial position evidences a decrease of € 105.1 million, partly due to the normal financial cycle of the business (the peak in cash absorption is in the third quarter) and partly due to the increase in working capital in connection with the strong growth trend (also influenced by lower sales of receivables non a non recourse basis for € 14.5 M) and to participations acquisitions for € 11.2 M (including the debt).

* * * * *

Main events of the third quarter.

On July 23 the Group acquired , through the controlled company Kenwood Swiss AG, the business of the De' Longhi and Kenwood products distribution on the swiss market; the financial impact was € 4.6 million.
In addition, in July 2007, the Group acquired the 25% of the spanish company Top Clima, the distributor of Climaveneta products in Spain, with a total financial impact of € 6.6 M.
Both transactions will allow the Group to achieve a better coverage of the two mentioned markets and therefore a more competitive position.

Events after of the quarter end.

There are no significant events occurred after the third quarter end.

Forseeable business developments.

On the basis of the results of the first three quarters of 2007, the C.E.O Mr. Fabio de' Longhi confirms the growth targets which were originally defined, and - as far as operating margins are concerned - increases them.

* * * * *

Declaration of the manager responsible for the company's accounts.

The manager responsible for the preparation of the company's accounts, Stefano Biella, hereby declares, as per article 154 bis, paragraph 2, of the "Testo Unico della Finanza", that all information related to the

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company's accounts contained in this press release are fairly representing the accounts and the books of the company.

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Contacts:

for the press:
Valentina Zanetti
ph. +39 0422 413384

for analysts and investors:
Investor Relations, Fabrizio Micheli
ph. +39 0422 413235

on the web:
www.delonghi.com

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Consolidated results of De' Longhi Group as at September 30, 2007

Consolidated Income Statement

Euro Million	30/09/2007 9 months)	% of revenues	30/09/2006 (9 months)	% of revenues	third quarter 2007	% of revenues	third qurter 2006	% sui ricavi
Net revenues	**1.017,6**	100,0%	**918,8**	100,0%	**381,0**	100,0%	**342,6**	100,0%
Ch'ange	*98,8*	*10,8%*			*38,4*	*11,2%*		
Materials consumed and other production costs (services and production payroll costs)	(622,0)	(61,1%)	(574,4)	(62,5%)	(235,6)	(61,8%)	(218,2)	(63,7%)
Gross profit	**395,6**	**38,9%**	**344,4**	**37,5%**	**145,5**	**38,2%**	**124,4**	**36,3%**
Cost of services and other expenses	(204,4)	(20,1%)	(192,7)	(21,0%)	(69,5)	(18,2%)	(65,1)	(19,0%)
Payroll (non-industrial)	(76,7)	(7,5%)	(68,6)	(7,5%)	(25,0)	(6,6%)	(20,7)	(6,0%)
Provisions	(9,5)	(0,9%)	(8,5)	(0,9%)	(3,5)	(0,9%)	(3,0)	(0,9%)
EBITDA before non recurring items	**105,0**	**10,3%**	**74,7**	**8,1%**	**47,5**	**12,5%**	**35,6**	**10,4%**
Ch'ange	*30,3*	*40,6%*			*11,8*	*33,2%*		
Other income (expenses)	(7,7)	(0,8%)	2,8	0,3%	(2,0)	(0,5%)	0,4	0,1%
EBITDA	**97,3**	**9,6%**	**77,4**	**8,4%**	**45,5**	**11,9%**	**36,0**	**10,5%**
change	*19,9*	*25,7%*			*9,5*	*26,4%*		
Amortization and depreciation	(29,1)	(2,9%)	(28,7)	(3,1%)	(10,0)	(2,6%)	(9,6)	(2,8%)
EBIT	**68,2**	**6,7%**	**48,7**	**5,3%**	**35,5**	**9,3%**	**26,4**	**7,7%**
change	*19,5*	*40,1%*			*9,1*	*34,5%*		
Financial income (expenses)	(32,9)	(3,2%)	(34,9)	(3,8%)	(11,1)	(2,9%)	(12,3)	(3,6%)
Charges for the new transaction of receivables sales on a non recourse basis	(1,3)	(0,1%)	-	0,0%	-	0,0%	-	0,0%
Extraordinary gains/ losses from participations	-	0.0%	24,9	2,7%	-	0,0%	-	0,0%
Profit before taxes	**34,0**	**3,3%**	**38,8**	**4,2%**	**24,4**	**6,4%**	**14,1**	**4,1%**
Taxes	(13,7)	(1,3%)	(6,5)	(0,7%)	(7,8)	(2,0%)	(6,4)	(1,9%)
Profit (loss) for the period	**20,3**	**2,0%**	**32,3**	**3,5%**	**16,7**	**4,4%**	**7,7**	**2,2%**
Profit (loss) pertaining to minority interests	0,4	0,0%	0,6	0,1%	0,2	0,1%	0,4	0,1%
Profit (loss) pertaining to the Group	**19,9**	**2,0%**	**31,7**	**3,4%**	**16,4**	**4,3%**	**7,3**	**2,1%**
Profit (loss) pertaining to the Group before extraordinary charges from participations	**19,9**	**2,0%**	**6,6**	**0,7%**	**16,4**	**4,3%**	**7,3**	**2,1%**

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Consolidated Balance Sheet

Euro million	30/09/2007	31/12/2006	Change 30/09/07 – 31/12/06	30/09/2006	Change 30/09/07 – 30/09/06
Fixed assets	712,2	718,9	(6,7)	692,7	19,6
Net inventory	403,1	323,7	79,4	373,6	29,5
Trade receivables	349,5	348,0	1,5	334,0	15,5
Trade payables	(319,4)	(327,1)	7,7	(265,7)	(53,7)
other current receivables/(payables)	(15,6)	(37,7)	22,1	(36,0)	20,4
Net working capital	**417,6**	**307,0**	**110,6**	**405,9**	**11,7**
Non current liabilities	(87,1)	(90,7)	3,7	(90,7)	3,7
Total capital employed	**1.042,8**	**935,2**	**107,6**	**1.007,9**	**34,9**
Net debt	**419,7**	**314,6**	**105,1**	**396,6**	**23,0**
Total shareholders' equity	**623,1**	**620,6**	**2,5**	**611,2**	**11,9**
Total net debt and shareholders' equity	**1.042,8**	**935,2**	**107,6**	**1.007,9**	**34,9**

Consolidated Cash Flow Statement

Euro Million	30/09/2007	30/09/2006	31/12/2006
Cash Flow from operations	61,5	19,2	49,8
Cash Flow from changes in the working capital	(100,3)	(64,9)	45,5
Cash Flow from investments	(35,4)	(21,6)	(38,0)
Net Operating Cash Flow	**(74,2)**	**(67,4)**	**57,3**
Cash flow generated by deconsolidating Marka Finance S.A. and factoring receivables without recourse	-	112,1	112,9
Cash Flow from changes in the consolidation perimeter	(11,2)	76,6	34,6
Cash flow absorbed by changes in net equity	(19,6)	(6,6)	(8,0)
Cash flow for the period	**(105,1)**	**114,8**	**196,8**
Opening net financial position	(314,6)	(511,4)	(511,4)
Closing net financial position	**(419,7)**	**(396,6)**	**(314,6)**

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Revenues by geographical area

Euro million	30/09/07 (nine months)	30/09/06 (nine months)	Change %	Third quarter 2007	Third quarter 2006	Change %
Italy	234,0	221,0	5,9%	70,5	74,7	(5,6%)
UK	102,6	100,5	2,2%	35,4	36,9	(4,1%)
Rest of Europe	426,9	344,2	24,0%	163,5	134,3	21,8%
USA, Canada and Mexico	94,9	95,2	(0,4%)	51,7	52,7	(1,8%)
Rest of the world	159,2	158,0	0,8%	60,0	44,1	36,1%
Total	**1.017,6**	**918,8**	**10,8%**	**381,0**	**342,6**	**11,2%**

Business segments

Household

Euro million	*30/09/2007 (nine months)*	*30/09/2006 (nine months)*	*Third quarter 2007*	*Third quarter 2006*
Net Revenues	737,7	719,5	288,4	280,7
change %	*2,5%*		*2,7%*	
EBITDA before not recurring items	70,0	51,5	37,4	28,7
margin % on revenues	*9,5%*	*7,2%*	*13,0%*	*10,2%*

Professional

Euro million	*30/09/2007 (nine months)*	*30/09/2006 (nine months)*	*Third quarter 2007*	*Third quarter 2006*
Net Revenues	300,9	217,4	97,4	72,4
change %	*38,4%*		*34,6%*	
EBITDA before not recurring items	35,1	23,1	10,4	7,0
margin % on revenues	*11,7%*	*10,6%*	*10,6%*	*9,6%*

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PRESS RELEASE

Treviso, 24th October 2007

With reference to the article published today on the financial newspaper "Il Sole 24 Ore" entitled "Philips verso De' Longhi", and on request of the competent Authority of the Market, De' Longhi S.p.A. informs that the news contained in such article are not founded.

Kind regards,

De' Longhi S.p.A.

Per la stampa

De' Longhi S.p.A.
Valentina Zanetti
T 0039 0422 413384
Cell. 335 7861219
valentina.zanetti@delonghi.it

www.delonghi.it

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PRESS RELEASE

Treviso, September 12th, 2007

DE' LONGHI SpA: approved the half year results as at June 30th: growing revenues (+10.5%) and Ebitda (+25,1% and +47.4% before Eur 5,7 mn. not recurring charges).

FIRST QUARTER 1ST April - 30th June 2007

- Revenues up from Eur. 300 mn to 345,3, notwithstanding the loss in the revenues due to some production lines destroyed by the fire.
- EBITDA +75,9% up from Euro 19,3 mn. to Euro 33,9 mn.
- EBITDA after not recurring charges + 31,2% up from Euro 21,9 mn. to Euro 28,7 mn., penalised by no recurring costs related to the fire of Euro 5,3 mn.

HALF YEAR 1ST January - 30th June 2007

- significant growth of the consolidated revenues, up from Euro 576,2 mn. to Euro 636,5 mn. (+10.5%);
- the 6 months gross profit increases by 13.7% (from 219.9 to 250,1 mn) or 39.3% of revenues (38.2% in the first half of 2006);
- better performance from Ebitda as well, up from 41.4 mn to 51.8 mn (+25.1%), or 8.1% of revenues. Excluding not recurring charges (5.7 mn) mainly due to the fire, Ebitda is growing by 47.4% and reaches 9% of revenues (vs. 6.8% in 2006);
- net profit is 3.5 mn, is penalised by no recurring charges (mainly due to the fire) vs. 24.3 mn in 2006, (-0,7 mn. if we exclude 24.9 mn gain from a sale of participations);
- the net financial indebtedness (381.1 mn) is slightly increasing during the 12 months (+20.5 mn), mainly as a consequence of the acquisition of the RC Group (42 mn) and the change in the working capital deriving from the important growth of revenues.

" After the fire we have been able to rebuilt the production lines and start again with the production in less than three months" declares the Chairmen Mr. Giuseppe de' Longhi "and this because we have always considered strategic the Italian know how in the production of high value added products and because we have kept the availability of the buildings in Italy after the delocalisation. Our region, the North East of Italy, has the capability to react, the spirit of adaptability and sacrifice proper of its culture".

"The second quarter " says the C.E.O Mr. Fabio de' Longhi "has been characterized by the event most catastrophic on our Company's history. We have been able to achieve a growth of 15% in revenues and an improvement on EBITDA before no recurring charges of 75%. These data are the proof of the strength of our marketing and commercial positioning in the markets worldwide. Furthermore we have rapidly recovered the profitability to level similar to the previous records".

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The half year 2007 results.

The Board of Directors approved the first half 2007 results, as at June 30, today.

Consolidated revenues, thanks to the strong progression in the second quarter (345.3 mn, +15.1%), amount to 636.5 mn in the first half, growing by 10.5% year on year. On a proforma basis (excluding RC in 2007 and Elba in 2006), revenues increase by 8.8%, from 556.6 mn to 605.6 mn.

The gross profit delivers a significant performance, reaching 250,1 mn, or 39.3% of revenues (it was 219.9 mn, or 38.2% of revenues, in 2006). In the second quarter, the gross profit performs a 19% increase, up to 138.7 mn (40.2% of revenues).

Despite the accounting of 5.7 mn of not recurring charges, mostly related to the fire occurred in the Treviso plant last April, the EBITDA is gaining almost a full percentage point (from 7.2% to 8.1% of revenues), and posting 51.8 mn vs 41.4 mn of 2006. A major gain is obtained on a proforma basis, EBITDA is up from 38.7 mn to 48.2 mn (respectively 6.9% and 8% of proforma revenues).

If not recurring items are excluded, Ebitda is increasing by 75.9% in the single quarter, reaching 33.9 mn (9.8% of revenues) and by 47.4% in the six months, jumping by a 2.2% as a percentage of revenues (from 6.8% to 9%).

Ebit amounts to 32.7 mn (5.1% of revenues) vs. 22.3 mn in 2006 (3.9% of revenues).

The net profit of 3.5 mn compares with 24.3 mn of 2006, which however were including a 24.9 mn gain from sale of the participation in Elba S.p.a.

Positive results are evidenced also by each one of the two business divisions:

- the *Household* division is expressing a 2.4% growth in revenues (to 449.2 mn, but it's a +7.2% if we take out the contribution of Elba, a business sold during the Q2 2006) and a 43.1% growth in Ebitda before not recurring charges(32,7 mn, or +62,4% on a proforma basis);
- the *Professional* division, including RC Group in 2007, is growing by 40.3% in revenues (203.5 mn, or 18.9% on a proforma basis) and by 53.1% in Ebitda before not recurring charges (24.8 mn, or +31% on a proforma basis).

The Net Financial Position moves from -360.6 mn to -381.1 mn during the 12 months, as a result mainly of the acquisition of RC Group (Euro 42 mn) and of the working capital absorption related to the sales increase. In the first 6 months of 2007, the position weakens by 66.5 mn, deriving mainly from the lower access to sales of receivables on a non-recourse basis (29.5 mn) and from the cycle of inventories (that remain flat in absolute values in the 12 months).

As regards products, all families are growing, excepted the electrical heating, which suffered from the mild winter. Remarkable performance is

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shown by the coffee makers, the food processors, the ironing systems, the portable air conditioners (+ 21%) and the whole Professional segment.
At a geographical breakdown there has been a significant growth in Europe particularly in Germany, Russia and in the East countries. Notwithstanding the Euro appreciation the growth in the north America is continuing, while the Far East area is reporting a slight decrease due to the mild winter season.

The second quarter results are positive, even considering the extraordinary event of last April, i.e. the fire occurred to the Treviso plant, which destroyed some coffee makers production lines, part of the R&D laboratories and of the components stock. The reaction of the company was immediate and allowed us to achieve the above said economics results; furthermore, the intervention plan was successful in not only replacing but also increasing the lost production capacity. In the P&L of the first half 2007, some 5.3 mn not recurring charges are accounted which are directly related to the fire.

Foreseeable business developments

We consider that the revenues growth's trend reported by both Group divisions in the first half of 2007, could continue also in the second part of the year.

* * * * *

Contacts:

for the press:
Valentina Zanetti
ph. +39 0422 413384

for analysts and investors:
Investor Relations, Fabrizio Micheli
ph. +39 0422 413235

on the web:
www.delonghi.it

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Consolidated results of De' Longhi Group as at June 30th, 2007

Consolidated Income Statement

Euro million	First half 2007	% of revenues	First half 2006	% of revenues
Net revenues	**636,5**	**100,0%**	**576,2**	**100,0%**
Change 2007/2006	*60,4*	*10,5%*		
Materials consumed and other production costs (services and production payroll costs)	(386,4)	(60,7%)	(356,2)	(61,8%)
Gross profit	**250,1**	**39,3%**	**219,9**	**38,2%**
Cost of services and other expenses	(134,9)	(21,2%)	(127,5)	(22,1%)
Value added	**115,2**	**18,1%**	**92,4**	**16,0%**
Payroll (non-industrial)	(51,7)	(8,1%)	(48,0)	(8,3%)
Provisions	(6,0)	(0,9%)	(5,4)	(0,9%)
EBITDA before not recurring items	**57,5**	**9,0%**	**39,0**	**6,8%**
Change 2007/2006	*18,5*	*47,4%*		
Not recurring items	(5,7)	(0,9%)	2,4	0,4%
EBITDA	**51,8**	**8,1%**	**41,4**	**7,2%**
Amortization and depreciation	(19,1)	(3,0%)	(19,1)	(3,3%)
EBIT	**32,7**	**5,1%**	**22,3**	**3,9%**
Change 2007/2006	*10,4*	*46,7%*		
Financial income (expenses)	(21,9)	(3,4%)	(22,5)	(3,9%)
Financial expenses due to the new arrangement for factoring receivables without recourse	(1,3)	(0,2%)	-	0,0%
Extraordinary Profit/Loss from participations	-	0,0%	24,9	4,3%
Profit before taxes	**9,6**	**1,5%**	**24,7**	**4,3%**
Taxes	(5,9)	(0,9%)	(0,1)	(0,0%)
Profit (loss) for the period	**3,7**	**0,6%**	**24,6**	**4,3%**
Profit (loss) pertaining to minority interests	0,1	0,0%	0,2	0,0%
Profit (loss) pertaining to the Group	**3,5**	**0,6%**	**24,3**	**4,2%**
Profit (loss) pertaining to the Group before extraordinary participations profits/Losses	**3,5**	**0,6%**	**(0,7)**	**(0,1%)**

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Consolidated Balance Sheet

Euro million	30/06/07	31/12/06	Change 30/06/07-31/12/06	30/06/06	Change 30/06/07-30/06/06
Non-current assets	**709,3**	**718,9**	**(9,6)**	**692,6**	**16,8**
Inventories	384,5	323,7	60,8	386,4	(1,9)
Receivables	329,9	348,0	(18,1)	294,4	35,5
Other current assets	63,3	39,4	23,9	35,2	28,1
Suppliers	(328,0)	(327,1)	(0,9)	(281,3)	(46,7)
Other current liabilities	(77,2)	(77,1)	(0,2)	(72,4)	(4,8)
Net working capital	**372,5**	**307,0**	**65,5**	**362,2**	**10,3**
Total non-current liabilities and provisions	(86,9)	(90,7)	3,8	(91,3)	4,4
Total capital employed	**994,9**	**935,2**	**59,7**	**963,5**	**31,4**
Net financial position (*)	**381,1**	**314,6**	**66,5**	**360,6**	**20,5**
Total net equity	**613,8**	**620,6**	**(6,8)**	**602,8**	**11,0**
ToBorrowings and equity	**994,9**	**935,2**	**59,7**	**963,5**	**31,4**

(*) The figure at June 30th, 2007 includes the liability towards factors for receivable sales on a non recourse basis amounting to 5.7 mn.

Consolidated Cash Flow

Euro million	*First half 2007*	*First half 2006*	*31.12.2006*
Cash flow from operating activities	33,7	6,3	49,8
Cash flow from factoring receivables without recourse (change)	(29,5)	(42,2)	3,9
Cash flow from changes in working capital	(33,7)	24,4	41,6
Cash flow from investments	(26,6)	(15,0)	(38,0)
Net Operating Cash Flow	**(56,2)**	**(26,5)**	**57,3**
Cash flow generated by deconsolidating Marka Finance S.A. and factoring receivables without recourse	-	107,2	112,9
Cash flow from sale of Elba S.p.A and acquisition of RC Group	-	78,2	34,6
Cash flow absorbed by changes in equity accounts	(10,4)	(8,2)	(8,0)
Cash flow for the period	**(66,5)**	**150,8**	**196,8**
Opening Net Financial Position	(314,6)	(511,4)	(511,4)
Closing Net Financial Position	**(381,1)**	**(360,6)**	**(314,6)**

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Revenues by geographical area

(Euro million)	HY 2007	HY 2006	ch.	ch. %	HY 2007 pro-forma	HY 2006 pro-forma	change pro-forma	ch. % pro-forma
Italy	163,5	146,3	17,2	11,8%	151,2	147,0	4,2	2,9%
UK	67,2	63,6	3,7	5,8%	63,2	55,1	8,1	14,7%
Rest of Europe	263,4	218,4	45,1	20,6%	250,9	216,2	34,7	16,0%
USA, Canada and Mexico	43,1	42,5	0,6	1,5%	43,1	40,9	2,2	5,4%
Rest of the world	99,2	105,5	(6,2)	(5,9%)	97,1	97,3	(0,2)	(0,2%)
Total	**636,5**	**576,2**	**60,4**	**10,5%**	**605,6**	**556,6**	**49,0**	**8,8%**

Business segments

Household

(Euro million)	First half 2007	First half 2006	Change 2007-2006	HY 2006 pro-forma (**)	Change 2007- 2006 pro-forma
Net Revenues (*)	449,2	438,8	10,5	419,2	30,0
change %			*2,4%*		*7,2%*
EBITDA before not recurring items	32,7	22,8	9,8	20,1	12,6
margin % on revenues	*7,3%*	*5,2%*		*4,8%*	

(*)The consolidated figures reconcile with the individual segment revenues after eliminating certain transactions between the two segments. Such transactions accounted for €16,2 million in revenues in the first half 2007 and €7,7 million in revenues in the first half 2006.
(**) The pro-forma figures of the first half 2006 are determined on a comparable consolidation perimeter (i.e. excluding Elba in the period January to May 2006).

Professional

(Euro million)	First half 2007	First half 2006	Change 2007-2006	HY 2007 pro-forma (**)	Change 2007 pro-forma- 2006
Net Revenues (*)	203,5	145,0	58,4	172,5	27,5
change %			*40,3%*		*18,9%*
EBITDA before not recurring items	24,8	16,2	8,6	21,2	5,0
margin % on revenues	*12,2%*	*11,2%*		*12,3%*	

(*)The consolidated figures reconcile with the individual segment revenues after eliminating certain transactions between the two segments. Such transactions accounted for €16,2 million in revenues in the first half 2007 and €7,7 million in revenues in the first half 2006.
(**) The pro-forma figures as at June 30 2007 are determined on a comparable consolidation perimeter (i.e. excluding RC Group in the first half 2007).

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PRESS RELEASE

Treviso, July 19, 2007

De' Longhi S.p.a.: consolidated revenues of the first half of 2007 at about € 636 million, up about 10.5%

The consolidated revenues of the De' Longhi Group have grown in the first half of 2007 up 10.5% on the same period of last year.
The growth rate in the second quarter was about 15%.

Both Household and Professional divisions contributed so the said result, but with more emphasis on the latter, thanks to the historic businesses as well as to the recently acquired RC.

Within the Household division, the leading product segments were the coffee makers, the food processors, the portable air conditioners, the fryers and the ironing systems, while the heating business was negatively impacted by the mild winter. Within the Professional division, both heating and air conditioning performed very well.

Seen by geographical breakdown, the growth was spread throughout all Europe (including also Italy), being Germany, Russia and Eastern countries the leading areas; the UK market was far less dynamic, while the north-american and asian markets, mostly affected by the Euro appreciation and the mild winter, were not satisfactory.

* * * * *

Foreseeable developments.

The Group expects the revenues growth to continue even in the second half of the year.

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<< We are very satisfied of the achieved results - says the C.E.O. Fabio de' Longhi - in a quarter where we were hit by a very extraordinary event, like the fire in our Treviso plant, that impacted on the sales of some of our product lines. So, despite some lost opportunities, the growth in the second quarter demonstrates the strenght of our brands and products, as well as - above all - the power to react of all the company, management, employees and workers >>.

After the end of the first half year, the group reached a preliminary undertaking for the acquisition of a Swiss commercial company, leader in the distribution of home appliances on the Swiss market and currently in charge of the distribution of the De' Longhi brands on the said market, with revenues of about CHF 25 million, at a transaction value of about CHF 5 million.

* * * * *

Contacts:

For analysts and investors:

De' Longhi S.p.A.
Fabrizio Micheli, Investor Relations,
Ph: +39 0422 413235
e-mail:
investor.relations@delonghi.it

For the press:

De' Longhi S.p.A.
Valentina Zanetti
Ph: +39 0422 413384
e-mail:
valentina.zanetti@delonghi.it

www.delonghi.it

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PRESS RELEASE

Treviso, July 12, 2007

Dario Melò has taken over the lead of the Household division of the De' Longhi Group, having been appointed C.E.O. of De' Longhi Appliances s.r.l.. Silvia de' Longhi has been co-opted as member of the B.o.D. of De' Longhi S.p.a.

Today, the 12th of July, Dario Melò was appointed C.E.O. of De' Longhi Appliances s.r.l., thus taking over the lead of the Household division, the operating arm controlling the home appliances' manufacturing and distribution activities, with total revenues higher than Eur 1 bn.
As a consequence of such appointment, which will absorb all his professional energies, Dario Melò left the B.o.D. of De' Longhi S.p.a., where he was sitting as an executive director. Subsequently, the Board has co-opted Silvia de' Longhi.

The product families of the Household division include air conditioning, portable heaters, cooking and food preparation, coffee makers, ironing and home cleaning.
The brands used in these product families are De' Longhi, Kenwood, Ariete, Simac and Supercalor.

Dario Melò were not member of any internal committee of De' Longhi S.p.a., as well as Sivia de' Longhi, non-executive director, will not be. Furthermore, neither Dario Melò nor Silvia de' Longhi are owning participations in the company.

The curriculum vitae of Silvia de' Longhi may be requested directly to the company (ref. Investor Relations).

* * * * *

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Contacts:

For analysts and investors:

De' Longhi S.p.A.
Fabrizio Micheli, Investor Relations,
Ph: +39 0422 413235
e-mail:
investor.relations@delonghi.it

For the press:

De' Longhi S.p.A.
Valentina Zanetti
Ph: +39 0422 413384
e-mail:
valentina.zanetti@delonghi.it

www.delonghi.it

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PRESS RELEASE

Treviso, June 5, 2007

DE'LONGHI S.p.A.: the Board of Directors approves the Group reorganization, which will result in the better identification of the two distinct business areas, Household and Professional, within the current consolidation perimeter and under the direct control of De' Longhi S.p.a.

- the Board of Directors approved today the proposed transfer of the Household business directly run by De' Longhi S.p.a. to a wholly owned company and the proposed transfer of the 100% participation in Climaveneta S.p.a. to another wholly owned Group company;

- the completion of the two transfers has the goal to reorganize the Group, so as to identify two distinct business areas, Household and Professional;

- such reorganization will allow for a better focus on respective core businesses and a more efficient decision-making process, as it will be closer to the market;

- both transactions will not modify the consolidation perimeter and will not affect consolidated Net Equity, Net Financial Position and Ebitda margin;

- according to Consob regulations, both transactions are to be treated as significant transactions ("operazioni significative") between affiliated parties ("parti correlate") and therefore are subject to the requirement to make available to the public an information memorandum within 15 days from the completion of the transactions, which is forecasted by the 1st July 2007;

* * * * *

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The Board of Directors of De' Longhi s.p.a. approved today the proposed transfer of the Household business to a Group wholly owned company, which will be named De' Longhi Appliances, and the proposed transfer of Climaveneta S.p.a. to another wholly owned Group company, De' Longhi Professional. The Board also examined the preliminary conclusions of the two indipendent experts in charge of the evaluation of the assets and liabilities to be transferred and, on this ground, has given mandate to the Chairman of the Board and to the C.E.O., individually, to carry on the said transfers with effective date July 1st 2007.

The completion of the two transfers has the goal to reorganize the Group so as to better identify the two distinct business areas, Household and Professional, being controlled by two companies, De' Longhi Household and De' Longhi Professional, wholly owned by the Group holding company, De' Longhi S.p.a., which will retain the management of the centralized activities, with an optimized use of current resources and with no cost increases.

The reasons behind this reorganization are mainly (i) the achievement of a major focus, within the two areas, onto the core R&D, production and distribution activities, leading to gain better market positioning and competitiviness and to generate greater value; (ii) the more punctual identification of the economic and financial performances of the two historical business segments, Household and Professional, so as to be better recognized by the market, (iii) the possibility to maintain an efficient governance and to optimize common resources management, through the centralization of some activities onto the holding level.
De' Longhi S.p.a., as the Group holding company, will retain the activities of strategic planning, control, coordination and management of centralized activities.

All mentioned transactions will generate neither gains nor losses at a consolidated level, (as they will be executed at book values), will be neutral on a tax perspective and will not affect consolidated Net Equity, Net Financial Position and Ebitda margin.

Furthermore, the above-mentioned transactions are to be treated as significant transactions ("operazioni significative", as defined by the Comunicazione Consob n. DIS/98081334 dated Oct. 19, 1998) between

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affiliated parties ("parti correlate") and, according to articles 71 and 71-bis of the "Regolamento Emittenti Consob", are subject to the requirement to make available to the public an information memorandum within 15 days from the completion of the transactions, which is forecasted by the 1st July 2007. Said document will include all relevant economic and financial figures, which are not fully available as at today, having the independent experts not yet completed the evaluation procedure.

* * * * *

<< *Our two main business areas* - Fabio de' Longhi, the Group C.E.O. affirms - *have developed the potential to generate value as autonomous entities. Each business has the dimension, the market positioning and the attitude to grow even more independently. Thanks to a separate management, the specific business areas will benefit from a more dedicated strategic focus and a stronger recognition by the markets and, in addition, will count on the necessary financial flexibility and the parent company's corporate support* >>.

* * * * *

DēLonghi

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Contacts:

for the press:
Valentina Zanetti
ph. +39 0422 413384

for analysts and investors:
Investor Relations, Fabrizio Micheli
ph. +39 0422 413235

on the web:
www.delonghi.it

Living innovation

PRESS RELEASE

Treviso, May 14, 2007

DE' LONGHI SpA: the Board of Directors approves the first quarter 2007 results, as at March 31, 2007.

- consolidated revenues growing by 5.5% to € 291.2 Mn (€ 276.2 Mn in Q1 2006);
- improvement of the gross profit (€ 111.3 Mn, +7.7% from € 103.4 Mn) which rises from 37.4% to 38.2% of total revenues;
- positive performance of EBITDA (€ 23.1 Mn, +18.2% from € 19.5 Mn), or 7.9% on revenues, and of EBIT (€ 13.4 Mn, +37.2% from € 9.7 Mn);
- the pre-tax profit amounts to € 2.5 Mn, which is reduced by the fiscal take to a net figure of € 0,4 Mn;
- the net financial position improves from € -511.9 Mn to € -364.6 Mn (+ € 147.3 Mn), thanks to the positive contribution of the operating cash flow, of extraordinary transactions (purchase of RC Group and sale of Elba S.p.a.) and the securitisation program. The position amounted to € -314.6 Mn at December 31, 2006.

* * * * *

DēLonghi

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The first quarter results.

The Board of Directors of De' Longhi s.p.a. has approved the results of the first quarter 2007 today.

These results are confirming the growth trend and the improvement of margins that the Group identified as its targets, despite an economic scenario where raw material prices remain under strong pressure.

Consolidated revenues amount to € 291.2 Mn, 5.5% up from € 276.2 Mn of the first quarter 2006, notwithstanding the persisting Euro strength (the growth would have been +7% at constant exchange rates).

The management actions on product mix and the prices increases positively counterbalanced the raw materials' prices effect and allowed the Group to increase the gross profit from € 103.4 to € 111.3 Mn (+7.7%). As a percentage of revenues, the gross profit improves from 37.4% to 38.2%.

The above mentioned performance pushed EBITDA up to € 23,1 Mn(+ 18.2% vs. € 19.5 Mn in 2006), or 7.9% of revenues (7.1% in 2006). At constant consolidation perimeter figures, the margin grows by 1.3 percentage points on revenues.

Similarly, EBIT rises to € 13.4 Mn from € 9.7 Mn (+37.2%).

Net financial charges (€ 10.9 Mn) remain almost constant, if they are considered net of upfront fees due on the five-years (2007-2012) renewal of the securitisation program, which have been totally charged to the quarter's P&L. It's worth considering that the reduction of the average net debt of the quarter (on a pro-forma basis so as to account for the securitisation effects) smoothed the impact of the increase in reference interest rates (3 months Euribor), which grew more than 1%, on average.

The net profit (€ 0,4 Mn vs. a net loss of € 1.3 Mn in 2006), after taxes amounting to € 2.3 Mn.

Both Household and Professional divisions positively contributed to the a.m. results, but with a special emphasis on the Professional division.

Household's revenues (€ 207.2 Mn) undergo a 3% decrease, due to the lack of Elba business. However, on a comparable consolidattion perimeter, they grow by a 2.7%. The division's EBITDA (€ 13.5 Mn) improves from 6.1% of revenues (5.5% on a comparable perimeter) to 6.5%

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The Professional division delivers a brilliant performance: revenues are up to € 90.7 Mn (+34.7% vs. 2006; or +14.8% at constant perimeter) and EBITDA is reaching € 9.6 Mn (vs. 6.5 Mn in 2006) or 10.6% of revenues (9.7% in 2006).

From a geographical point of view, Italy and Europe performed well, while the unsatisfactory heating season negatively affected the Northern American area and Japan.

The Net financial position benefits from a 12 months cash flow of € 147.3 Mn, and improves to € -364.6 Mn (-511.9 Mn at March 31, 2006). Said flows originated from the net proceeds out of the operations, the extraordinary transactions (purchase of RC Group and sale of Elba S.p.a.) and the securitisation program. The position was € -314.6 Mn at Decemeber 31, 2006.

* * * * *

Events following the quarter end.

On the 18th of April, a fire accident occurred in the plant of Treviso, Via L.Seitz. The fire hit the production plant, the assembling lines and part of the technical dpt., without causing harm to people, either employees or the police. The fire did not damage the I.T. systems and the supply chain structures, whose activity was never stopped. The administration and sales departments were back to regular activity since a few days after the accident.

The company's task force immediately outlined an extraordinary action plan, which provides for the restoration of the fully destroyed production lines in the Mignagola site (very near Treviso); today, May 14th, the first new line starts production, while the remaining ones should be operating by the end of June.

As regards the quantification of effects on the consolidated accounts, specifically to the extent that <Land, property, plant and machinery> cathegory is concerned, of the destroyed facilities of De' Longhi s.p.a., it results, from preliminary evaluations, that the estimated residual value of said assets is adequately covered by the insurance policy (*property all risk*) provided by Assicurazioni Generali. Furthermore, the insurance covers also the damages - currently under evaluation - related to the lost inventories. Therefore, we do not envisage, as at today, significant impacts to the consolidated income statement.

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Finally, the Group is safeguarded, by the a.m. insurance program, from all those disbursements arising from "lost profits" and costs to be incurred to restore the production capacity.

In order to assure an accurate management of the accident, an expert has been appointed who will assist the Company in all those activities finalized to the insurance indemnity.

Forseeable business developments.

The Group confirms the growth targets for the whole year and deems to be able to compensate any possible sales downturn, originating from the interrupted production of the burnt facilities, with the increase in other product lines.

* * * * *

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Contacts:

for the press:
Valentina Zanetti
ph. +39 0422 413384

for analysts and investors:
Investor Relations, Fabrizio Micheli
ph. +39 0422 413235

on the web:
www.delonghi.it

DēLonghi
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Income statement as at March 31, 2007.

Euro x 000,000	*1st quarter 2007*	*% on revenues*	*1st quarter 2006*	*% on revenues*
Net revenues	**291,2**	100,0%	**276,2**	100,0%
change	*15,1*	*5,5%*		
Materials consumed and other production costs (services and production payroll costs)	(179,9)	(61,8%)	(172,8)	(62,6%)
Gross profit	**111,3**	**38,2%**	**103,4**	**37,4%**
Cost of services and other expenses	(61,4)	(21,1%)	(59,2)	(21,4%)
Payroll (non-industrial)	(23,4)	(8,0%)	(22,8)	(8,2%)
Provisions	(2,9)	(1,0%)	(1,6)	(0,6%)
Other income (expenses)	(0,5)	(0,2%)	(0,2)	(0,1%)
EBITDA	**23,1**	**7,9%**	**19,5**	**7,1%**
change	*3,6*	*18,2%*		
Amortization and depreciation	(9,7)	(3,3%)	(9,8)	(3,5%)
EBIT	**13,4**	**4,6%**	**9,7**	**3,5%**
change	*3,6*	*37,2%*		
Financial income (expenses)	(10,9)	(3,7%)	(9,6)	(3,5%)
Profit before taxes	**2,5**	**0,8%**	**0,2**	**0,1%**
Taxes	(2,3)	(0,8%)	(1,3)	(0,5%)
Profit (loss) for the period	**0,1**	**0,0%**	**(1,1)**	**(0,4%)**
Profit (loss) pertaining to minority interests	(0,2)	(0,1%)	0,2	0,1%
Profit (loss) pertaining to the Group	**0,4**	**0,1%**	**(1,3)**	**(0,5%)**

Revenues by market.

(Euro x 000,000)	**1st quarter 2007**	**1st quarter 2006**	**Var.**	**Var. %**	**1st quarter 2007 pro-forma**	**1st quarter 2006 pro-forma**	**Var. pro-forma**	**Var. % pro-forma**
Italy	69,3	64,1	5,2	8,2%	64,8	64,7	0,1	0,1%
U.K.	34,9	34,4	0,5	1,4%	32,5	28,8	3,7	12,7%
others Europe	123,4	106,4	17,0	16,0%	117,7	104,6	13,1	12,5%
USA, Canada and Mexico	18,9	21,0	(2,1)	(9,8%)	18,8	20,0	(1,2)	(5,8%)
Rest of the world	44,7	50,3	(5,6)	(11,1%)	44,0	46,1	(2,1)	(4,5%)
Total	**291,2**	**276,2**	**15,1**	**5,5%**	**277,8**	**264,3**	**13,5**	**5,1%**

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Balance sheet as at March 31, 2007

Euro x 000,000	31/03/2007	31/12/2006	Change 31/03/07 – 31/12/06	31/03/2006	Change 31/03/07 – 31/03/06
Fixed assets	**718,6**	**718,9**	**(0,3)**	**730,7**	**(12,2)**
Net inventory	369,3	323,7	45,6	372,6	(3,3)
Trade receivables	310,0	348,0	(38,0)	377,7	(67,6)
Trade payables	(291,9)	(327,1)	35,2	(259,2)	(32,6)
other current receivables/(payables)	(28,7)	(37,7)	9,0	(26,7)	(2,0)
Net working capital	**358,8**	**307,0**	**51,8**	**464,3**	**(105,5)**
Non current liabilities	(92,2)	(90,7)	(1,5)	(98,6)	6,4
Total capital employed	**985,1**	**935,2**	**49,9**	**1.096,4**	**(111,3)**
Net debt (*)	**364,6**	**314,6**	**50,0**	**511,9**	**(147,3)**
Total shareholders' equity	**620,6**	**620,6**	**(0,1)**	**584,5**	**36,0**
Total net debt and shareholders' equity	**985,1**	**935,2**	**49,9**	**1.096,4**	**(111,3)**

(*) The net financial position includes also the debt toward factors for non-recourse sales of receivables amounting to Eur 70.4 Mn as at March 31, 2006..

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Cash flow statement as at March 31, 2007

Euro x 000,000	*31/03/2007 (3 months)*	*31/03/2006 (3 months)*	*31/12/2006 (12 months)*
Net operating cash flow	(49,8)	(41,4)	57,3
Cash flow absorbed by changes in net equity	(0,2)	0,3	(8,0)
Cash flow generated by deconsolidating Marka Finance S.A. and factoring receivables without recourse	-	40,6	112,9
Cash flow from sale of Elba S.p.A.	-	-	76,6
Cash flow from acquisition of RC Group	-	-	(42,0)
Cash flow for the period	**(50,0)**	**(0,5)**	**196,8**
Opening net financial position	(314,6)	(511,4)	(511,4)
Closing net financial position	**(364,6)**	**(511,9)**	**(314,6)**

(*) The net financial position includes also the debt toward factors for non-recourse sales of receivables amounting to Eur 70.4 Mn as at March 31, 2006..

Living innovation

Results by business segments

Household

(Euro x 000,000)	1st quarter 2007	1st quarter 2006	variation	1st quarter 2006 pro-forma (*)	variation pro-forma
Net revenues	207,2	213,7	(6,5)	201,9	5,4
Variation %			*(3,0%)*		*2,7%*
EBITDA	13,5	13,0	0,5	11,1	2,5
Ebitda margin % on revenues	*6,5%*	*6,1%*		*5,5%*	

(*) Pro-forma figures as at March 31, 2006 were determined with an omogeneous consolidation perimeter (i.e. carving out the first quarter 2006 figures of Elba).

Professional

(Euro x 000,000)	1st quarter 2007	1st quarter 2006	variation	1st quarter 2006 pro-forma (*)	variation pro-forma
Net revenues	90,7	67,3	23,4	77,3	10,0
Variation %			*34,7%*		*14,8%*
EBITDA	9,6	6,5	3,1	8,5	2,0
Ebitda margin % on revenues	*10,6%*	*9,7%*		*11,0%*	

(**) Pro-forma figures as at March 31, 2007 were determined with an omogeneous consolidation perimeter (i.e. carving out the first quarter 2007 figures of RCGroup).

Living innovation

PRESS RELEASE

Treviso, April 19th 2007

De' Longhi Group confirms that, further to the fire that broke out yesterday at its Treviso Headquarters, no one has been injured or hurt, both amongst employees and fire-fighters, who carried out an exceptional work to face the emergency.

The laboratory tests carried out by ARPAV (the local authority for the Environment) yesterday evening, confirmed that the smoke was not of a toxic nature and never endangered the population of Treviso.

A task force has been assembled to evaluate the correct functioning of the IT systems and of the Supply Chain processes, that are intact and never interrupted their activity. The commercial and administrative departments will be fully operative from tomorrow.

The Treviso factory and some technical departments are damaged; the task force has already decided that the product lines involved in the fire will be re-built in the Mignagola (Treviso) plant. The related technical and R&D offices will be back to work next Monday, 23rd April.

The C.E.O. Mr. Fabio De' Longhi, in accordance with the Company's management, already defined the action plan, according to which the production lines will be partly functioning by the end of April and will be back to full productivity levels during the month of May.

Finally, De' Longhi Group confirms that the central logistic hub, located 6 Km from the plant, has not suffered any damage and is fully operational, and that the availability of products shall be granted by the safety stocks stored in the warehouses.

Contacts:

Per la stampa

De' Longhi S.p.A.
Valentina Zanetti
T 0039 0422 413384
Cell. 335 7861219
valentina.zanetti@delonghi.it

END

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